EXHIBIT 12

                   GENERAL AMERICAN TRANSPORTATION CORPORATION
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               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                         IN MILLIONS, EXCEPT FOR RATIOS


                                                  Three Months       Year Ended
                                                 Ended March 31     December 31
                                                ----------------
                                                 1994       1993        1993
                                                -------    ------  ------------
                                                  (Unaudited)
Earnings available for fixed charges:
  Net income...................................$ 20.7      $ 19.4      $ 74.1

  Add (deduct):
    Income taxes...............................  10.6         9.4        45.1
    Equity in net earnings of affiliated
      companies, net of distributions received.  (2.9)       (2.4)      (11.5)
    Interest on indebtedness and amortization
      of debt discount and expense.............  18.2        21.4        78.8
    Amortization of capitalized interest.......    .3          .3         1.1
    Portion of rents representative of interest
      factor (deemed to be one-third)..........   3.4         2.5        13.2
                                               ------       ------     ------

  Total earnings available for fixed charges...$ 50.3      $ 50.6      $200.8
                                               ======      ======      ======

Fixed Charges:
  Interest on indebtedness and amortization
    of debt discount and expense...............$ 18.2      $ 21.4      $ 78.8
  Capitalized interest.........................    .8          .7         2.4
  Portion of rents representative of interest
    factor (deemed to be one-third)............   3.4         2.5        13.2
                                                ------      ------      ------

  Total fixed charges..........................$ 22.4      $ 24.6      $ 94.4
                                                ======      ======      ======

Ratio of earnings to fixed charges(A)...........  2.25x      2.06x       2.13x

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

(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.




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